UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

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                                                                 SEC FILE NUMBER
                                                                 000-30841
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                                                                 CUSIP NUMBER
                                                                 910900 20 8
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(Check One): |X| Form 10-K  |_| Form 20-F |_| Form 11-K |_|Form 10-Q
|_| Form N-SAR

For Period Ended: March 31, 2002

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


United Energy Corp.
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Full Name of Registrant


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Former Name if Applicable


600 Meadowlands Parkway, #20
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Address of Principal Executive Office (Street and Number)


Secaucus, NJ 07094
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

United Energy Corp. has recently undergone a change in management subsequent to the end of the fiscal year. Please see Form 8-K filed May 24 (Item 5) regarding a private placement transaction and hiring of new managers. The new management team has been actively involved in the audit process and management aspects of preparing the Form 10-K and has needed some additional time to become familiar with the Company.

In addition, on May 29, 2002, the Company changed its independent auditors from Arthur Andersen LLP to Grant Thornton LLP. Please see our report on Form 8-K (Item 4) filed June 4, 2002.

The combined effect of these changes has caused unavoidable delay in the filing of our Form 10-K.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Robert L. Seaman                  212                         935-5300
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(Name)                            (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_|No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               United Energy Corp
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date June 26, 2002                By  /s/ Robert L. Seaman
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                                      Robert L. Seaman, Executive Vice President